

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 15, 2016

Sam L. Banks
Chief Executive Officer
Yuma Delaware Merger Subsidiary, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027

> **Re:** **Yuma Delaware Merger Subsidiary, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 5, 2016**
> **File No. 333-212103**

Dear Mr. Banks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2016 letter.

General

1.   Please revise to provide updated financial statements and pro forma financial information to comply with the guidance in Rule 8-08 and 11-02 of Regulation S-X.

Material U.S. Federal Income Tax Consequences of the Merger, page 32

2.   In the eleventh bullet point under "Completion of the Merger is Subject to Certain Conditions" on page 23, you list the receipt of the two referenced opinions among the waivable conditions. Disclose that if the condition that these opinions be received is waived, and the consequences would be material, Yuma will recirculate a revised proxy

statement / prospectus and resolicit its shareholders or advise why you do not believe that would be required.

The Merger, page 85

Background of the Merger, page 85

3. We note your response to prior comment 7 and related revisions. If the forecasts were not material to the determination of the Boards to enter into the Merger Agreement so state and clarify how each company used the exchanged forecasts. Otherwise, comply with prior comment 7. We note, for example, the references at page 87 to the companies' management teams' review of "production forecasts" and to "Davis' initial forecast of Yuma's future performance" which was discussed on November 24, 2015.

4. We note your disclosure at page 91 that the second fairness opinion (regarding the exchange ratio) was obtained at the request of Davis and the Chairman of the Davis board. Please expand your disclosure to further explain why Davis made the request at that time. Also explain why the second opinion was issued as of February 10, 2016, rather than as of May 25, 2016.

5. At page 91, you suggest that on May 25, 2016, the Yuma board "also received ROTH's additional financial analyses of the proposed transaction." As prior comment 8 indicated, please file as exhibits any such referenced materials, or include them in the annexes.

Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors, page 95

6. You suggest that the opinions by ROTH in the annex section disclose "the assumptions made, procedures followed, matters considered and limitations on the scope of the review" in connection with each opinion. Item 1015(b)(6) of Regulation M-A requires that you "furnish a summary concerning the …report, opinion or appraisal." Such summary "must include or not be limited to…the bases for and methods of arriving at such findings and recommendations." It is the staff's view that this includes the assumptions underlying the opinion and that directing the investor to Annex F, rather than providing a summary of the assumptions in this section, does not comply with Item 1015(b)(6). Please revise or tell us why you believe that the current presentation complies with that Item.

Comparable Transactions Analysis, page 97

7. Please revise to identify the eleven transactions considered, or explain why this information is omitted.

8. With regard to the same analysis that ROTH performed in the second fairness opinion, you include this discussion at page 100: "Further, ROTH proportionally risked the

valuation metrics of the average Proved Reserves Value and the average Production Value based on the West Texas Intermediate Oil Price, or WTI Oil Price, of $30.00 per barrel, to adjust for, and more accurately reflect, the current market conditions." Please clarify the reference to "current market conditions," insofar as elsewhere you indicate that both opinions were rendered to be as of February 10, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Yuma, page 147

Liquidity and Capital Resources, page 157

9.   The disclosure on page 157 indicates that Yuma currently plans to defer drilling the three wells previously scheduled for 2016 due in part to the current commodity prices. Please tell us if these wells are economically viable based on the commodity prices that existed at fiscal year-end 2015 or, if true, that Yuma's decision to delay development is dependent upon an improvement in the current commodity prices.

10.   To the extent that the delay in drilling the deferred wells results in converting the related proved undeveloped reserves to developed status beyond five years from initial disclosure, tell us the net quantities of reserves affected and explain to us why you believe these quantities meet the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

11.   The disclosure of page 157 states "Yuma believes that there is a reasonable expectation that it will have the financial resources required to develop all of its undeveloped reserves disclosed as of December 31, 2015 because certain of its properties will be cash flow positive in the first year of production and thus self-funding after the first few wells have been drilled." Please provide us with the cash flow analysis supporting your statement, including the price and cost schedule and assumptions on which your analysis is based.

12.   Explain to us how the cash flow analysis that supports your conclusion that your development activities will be self-funding would be affected by each of the following recent developments:

- notice that a third party exercised its option under the July 31, 2013 participation agreement for a four percent working interest in the Greater Masters Creek Area as disclosed on page 67,

- the payment of the interest on the approximately $29.8 million of borrowings outstanding under Yuma's existing credit facility as disclosed on page 157,

- the reduction in proved reserves associated with termination of the leases related to the 14 Austin Chalk wells currently shut-in due to low commodity prices as disclosed on page F-44,

- the reduction in proved reserves associated with termination of the leases related to certain non-operated wells in Rapides and Vernon Parishes, Louisiana, shut-in due to current economic conditions as disclosed on page F-44, and

- the costs related to drilling a well or deferred development payments to extend the expiration of certain acreage subject to expiration July 1, 2016 or, if the lease acreage expires, the reduction in the number of proved undeveloped locations and associated reserves as disclosed on page F-44.

13.   Please tell us why there is a reasonable expectation of obtaining a borrowing base of not less than $44.0 million in light of the current commodity prices and the redeterminations that have occurred during 2016 in Yuma's borrowing base as described on page 46 and in Davis' senior bank credit facility as described on page F-118. See Rule 4-10(a)(26) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Davis, page 168

Liquidity and Capital Resources, page 176

14.   We note the disclosure on page 176 that states "Davis anticipates that its cash obligations with respect to development of its wells will be provided by Davis' operating cash flows, in accordance with its internal estimates and its capital expenditures budget" appears to be based on internal estimates using the 2015 year-end SEC pricing. Please tell us if there is a reasonable expectation that Davis can meet its obligations with respect to development of its wells from operating cash flows based on the commodity prices that existed at fiscal year-end 2015.

Management of the Combined Company Following the Merger, page 179

Corporate Governance of Yuma Delaware Following the Merger, page 187

Classes of Directors, page 187

15.   Please revise the table to supply the omitted information, including the class of each director nominee.

16.   If there are any agreements to retain the same directors for purposes of the first annual meeting of stockholders, disclose the particulars. It appears that Davis will be able to control the selection of all future directors given its voting control and ability to act by written consent and could decide at the first meeting to replace those directors in the class for which the initial terms would then be expiring.

Sam L. Banks
Yuma Delaware Merger Subsidiary, Inc.
August 15, 2016
Page 5

Exhibits 8.1 and 8.2

17.   We note the provision in each opinion that "[t]his Opinion may be withdrawn if we do
        not receive the Representation Certificates dated on or prior to the date of this Opinion
        confirming the accuracy of the representations set forth therein."   The staff assumes that
        the Representation Certificates will be received prior to issuance of the opinions and the
        effectiveness of the registration statement.   If that is not the case, then it is the staff's
        view that withdrawal of the opinions subsequent to effectiveness of the registration
        statement would constitute a material change requiring revision of the registration
        statement and recirculation of the prospectus. Please advise.

Closing Comments

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the
financial statements and related matters. For questions regarding comments on engineering
matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699.   Please contact
Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources

cc: Reid A. Godbolt, Esq.
        Jones & Keller, P.C.